Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Formation
American Integrity Insurance Group, LLC	Texas
American Integrity Insurance Company	Florida
American Integrity MGA, LLC	Texas
American Integrity Claims Services, LLC	Texas
Pinnacle Analytics, LLC	Texas
Pinnacle Insurance Consultants, LLC	Nevada